UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41467

Magic Empire Global Limited

Suite 5A, 15/F, Sino Plaza,

255-257 Gloucester Road,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Principal Office and Phone Number

On September 15, 2026, Magic Empire Global Limited (“The Company”) moved its principal office to Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong. The Company has also updated its telephone number to +852 2889 8778.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: September 16, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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